Aflac Incorporated 3rd Quarter 2007 Form 10-Q
EXHIBIT 12
Aflac Incorporated and Subsidiaries
Ratio of Earnings to Fixed Charges

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(In thousands)	2007	2006	2007	2006

Fixed charges:
Interest expense*	$6,388	$4,165	$20,330	$13,857
Interest on investment-type contracts	4,077	3,174	11,358	8,880
Rental expense deemed interest	275	241	745	633

Total fixed charges	$10,740	$7,580	$32,433	$23,370

Earnings before income tax*	$641,901	$557,689	$1,912,916	$1,756,329
Add back:
Total fixed charges	10,740	7,580	32,433	23,370

Total earnings before income tax and fixed charges	$652,641	$565,269	$1,945,349	$1,779,699

Ratio of earnings to fixed charges	60.8x	74.6x	60.0x	76.2x

*Excludes interest expense on income tax liabilities
EXH 12-1